U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 6-3-02

For the month of June, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: June 7, 2002

By: W.S. [signature]

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES PUBLIC OFFERING

Toronto, Ontario (June 7, 2002)--Kingsway Financial Services Inc. (TSE:KFS) today announced that it has filed a preliminary short form prospectus with securities regulatory authorities in Canada and a registration statement with the U.S. Securities and Exchange Commission pursuant to the multijurisdictional disclosure system for a proposed public offering of common shares. It is anticipated that the public offering will be for approximately Cdn $75 million plus an over-allotment of 15%. The common shares of Kingsway Financial Services Inc. are currently listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

The common shares will be sold in the United States and Canada through a group of underwriters led by CIBC World Markets and Scotia Capital. The syndicate also includes Advest, Inc. and Raymond James & Associates.

A registration statement relating to the common shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The common shares to be issued under this offering may not be sold in the United States of America nor may offers to buy be accepted prior to the time the registration statement becomes effective. Similarly, these common shares may not be sold in Canada until a receipt for a final prospectus is obtained. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any state, province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province or jurisdiction. Copies of the U.S. preliminary prospectus and the Canadian preliminary short form prospectus relating to the offering may be obtained from CIBC World Markets Inc., BCE Place, 161 Bay Street, Toronto, Ontario M5J 2S8.

About Kingsway

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and Dominion Bond Rating Service. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008